# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ivanhoe Electric Inc., CIK 0001879016
CUSIP: 46578C108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 450 E Rio Salado Parkway, Suite 130, Tempe, Arizona (AZ), 85281
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001608904

## Reporting persons
- SailingStone Capital Partners LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,347,250; sole dispositive power 0; shared dispositive power 7,347,250; aggregate amount beneficially owned 7,347,250 (5.5% of the class)
- SailingStone Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,347,250; sole dispositive power 0; shared dispositive power 7,347,250; aggregate amount beneficially owned 7,347,250 (5.5% of the class)
- MacKenzie B. Davis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,347,250; sole dispositive power 0; shared dispositive power 7,347,250; aggregate amount beneficially owned 7,347,250 (5.5% of the class)
- Kenneth L. Settles Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 7,347,250; sole dispositive power 0; shared dispositive power 7,347,250; aggregate amount beneficially owned 7,347,250 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Ivanhoe Electric Inc.
Address of issuer's principal executive offices: 450 E Rio Salado Parkway, Suite 130, Tempe, AZ, 85281

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

(i) SailingStone Capital Partners LLC, a Delaware limited liability company registered as an investment adviser with the U.S. Securities and Exchange Commission (the "Investment Manager"), which serves as the investment manager of certain investment funds and accounts (collectively, the "Funds");

(ii) SailingStone Holdings LLC, a Delaware limited liability company ("Holdings"), which serves as the general partner of the manager of the Investment Manager;

(iii) Mr. MacKenzie B. Davis ("Mr. Davis"), who serves as a manager of Holdings; and

(iv) Kenneth L. Settles Jr. ("Mr. Settles"), who serves as a manager of Holdings.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The filing of this Schedule 13G should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Exchange Act, the beneficial owner of the Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 100 Waugh Drive, Suite 600, Houston, TX 77007.
Citizenship: The Investment Manager and Holdings are organized under the laws of the State of Delaware. Each of Mr. Settles and Mr. Davis is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Stock of the Issuer as of March 31, 2025, based upon 132,590,318 shares of Common Stock outstanding as of May 6, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2025.

The Reporting Persons are the beneficial owners of 7,347,250 shares of Common Stock, consisting of (i) 6,647,250 shares of Common Stock and (ii) 700,000 shares of Common Stock underlying warrants that are currently exercisable.

The Reporting Persons do not directly own any Common Stock or warrants. Pursuant to investment agreements with the Funds, the Investment Manager maintains voting and dispositive power with respect to the securities held by the Funds. Holdings controls the Investment Manager as the general partner of its manager and Mr. Settles and Mr. Davis are the managers of Holdings. Under the rules promulgated by the Securities and Exchange Commission, the Reporting Persons may be deemed to beneficially own the securities reported herein. Each Reporting Person hereby disclaims beneficial ownership of the securities covered by this Schedule 13G.
Percent of class: 5.5%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,347,250
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,347,250

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Investment Manager is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended. The business of Investment Manager is the rendering of financial services and as such it provides discretionary investment advisory services to each of the Funds. In such capacity, the Investment Manager has the power to make decisions regarding the voting and disposition of the Common Stock. Under the rules promulgated by the Securities and Exchange Commission, Holdings, Mr. Settles and Mr. Davis may be considered "beneficial owners" of securities acquired by the Funds. The Reporting Persons have the right to receive the proceeds from the sale of, or the power to direct the receipt of distributions from, the Common Stock reported in this Schedule 13G.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement (filed herewith)

## Signatures
- SailingStone Capital Partners LLC: /s/ Jishnu Guha, Jishnu Guha, Chief Compliance Officer (05/14/2025)
- SailingStone Holdings LLC: /s/ Jishnu Guha, Jishnu Guha, Chief Compliance Officer (05/14/2025)
- MacKenzie B. Davis: /s/ MacKenzie B. Davis, MacKenzie B. Davis (05/14/2025)
- Kenneth L. Settles Jr.: /s/ Kenneth L. Settles Jr., Kenneth L. Settles Jr. (05/14/2025)